3-1-02

1108838

EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K (i) a copy of audited balance sheets of the Company as of December 31, 2000 and 2001 and audited statements of operations and audited statements of cash flows of the Company for the fiscal years ended December 31, 2000 and 2001, prepared in accordance with Korean GAAP, and (ii) an English translation of such financial statements.

대 차 대 조 표

제5기 2001년 12월 31일 현재
제4기 2000년 12월 31일 현재

하나로통신주식회사 (단위: 원)

과 목	제 5 기		제 4 기	
자 산				
I. 유동자산		(642,772,853,499)		(704,084,278,275)
(1) 당좌자산		(628,471,275,588)		(673,483,743,746)
1. 현금 및 현금등가물		274,537,248,544		357,039,613,728
2. 단기금융상품		105,800,000,000		140,200,000,000
3. 유가증권		50,585,740,161		15,318,120,992
4. 매출채권	134,035,010,098		78,803,187,227	
대손충당금	3,357,639,983	130,677,370,115	822,114,672	77,981,072,555
5. 단기대여금	11,145,962,267		760,189,604	
현재가치할인차금	444,036,380	10,701,925,887	17,562,186	742,627,418
6. 미수금	5,944,189,972		1,087,702,761	
현재가치할인차금	-	5,944,189,972	37,203,056	1,050,499,705
7. 미수수익		3,137,336,021		8,005,823,022
8. 선급금		2,586,126,809		12,106,629,839
9. 선급비용		30,797,346,817		28,683,789,140
10. 선급법인세		5,280,108,121		12,681,535,049
11. 선급부가세		5,905,181,303		19,674,032,298
12. 통화선도		2,518,701,838		-
(2) 재고자산		(14,301,577,911)		(30,600,534,529)
1. 상품		14,301,577,911		30,600,534,529
II. 고정자산		(2,937,919,615,412)		(2,642,005,048,654)
(1) 투자자산		(203,434,997,111)		(194,115,923,458)
1. 장기금융상품		1,139,993,962		28,439,375,734
2. 투자유가증권		101,748,230,625		49,787,926,312
3. 장기대여금	17,237,087,151		26,964,995,414	
현재가치할인차금	3,600,015,762	13,637,071,389	5,533,593,522	21,431,401,892
4. 장기미수금	-		1,004,482,500	
현재가치할인차금	-	-	175,196,778	829,285,722
5. 장기선급비용		20,950,590,760		32,891,976,158
6. 보증금		65,959,110,375		60,754,057,620

과 목	제 5 기		제 4 기	
(2) 유형자산		(2,718,360,902,593)		(2,427,970,034,178)
1. 토지		150,554,158,359		126,761,668,422
2. 건물	228,482,990,759		212,858,098,062	
감가상각누계액	10,676,134,188	217,806,856,571	5,865,392,915	206,992,705,147
3. 건물장비	2,894,414,277		2,496,283,956	
감가상각누계액	139,107,781	2,755,306,496	85,345,757	2,410,938,199
4. 구축물	192,301,767		133,947,659	
감가상각누계액	7,956,986	184,344,781	4,597,238	129,350,421
5. 기계장치	2,739,103,181,096		2,075,716,898,483	
감가상각누계액	500,216,086,614	2,238,887,094,482	205,484,695,980	1,870,232,202,503
6. 차량운반구	603,823,324		684,947,340	
감가상각누계액	220,924,569	382,898,755	199,466,675	485,480,665
7. 기타의 유형자산	48,482,630,564		45,786,661,497	
감가상각누계액	15,707,820,885	32,774,809,679	8,854,698,452	36,931,963,045
8. 건설중인자산		74,747,933,442		183,503,203,607
9. 미착자산		267,500,028		522,522,169
(3) 무형자산		(16,123,735,708)		(19,921,091,038)
1. 영업권		1,107,500,002		1,532,900,002
2. 산업재산권		23,181,408		30,665,948
3. 차지권		74,100,000		-
4. 선로이용권		13,667,633,898		12,864,709,879
5. 개발비		1,251,300,400		5,492,815,209
자 산 총 계		3,580,692,468,911		3,346,089,326,929
부 채				
I. 유동부채		(904,815,876,551)		(743,861,967,115)
1. 매입채무		103,477,153,357		117,407,677,050
2. 단기차입금		55,000,000,000		105,000,000,000
3. 미지급금		338,551,893,211		407,398,583,929
4. 선수금		1,336,857,336		346,166,667
5. 선수수익		15,576,000,000		-
6. 예수금		4,237,326,024		4,778,751,198
7. 예수보증금		8,949,947,784		3,235,788,993

대차대조표-계속

과 목	제 5 기		제 4 기	
8. 미지급비용		30,658,373,444		19,159,415,261
9. 유동성장기부채	365,916,836,367		86,570,454,748	
현재가치할인차금	18,382,051,000		-	
사채발행차금	506,459,972	347,028,325,395	34,870,731	86,535,584,017
II. 고정부채		(1,246,547,155,396)		(931,024,536,436)
1. 사 채	822,900,000,000		790,250,000,000	
장기미지급이자	4,699,730,926		-	
사채할인차금	13,411,008,274	814,188,722,652	18,316,743,491	771,933,256,509
2. 장기차입금	363,181,403,371		100,521,786,464	
현재가치할인차금	9,518,347,233	353,663,056,138	-	100,521,786,464
3. 리스채무		57,507,538,567		49,186,982,372
4. 장기예수보증금		5,872,719,474		-
5. 퇴직급여충당금	15,664,071,465		9,841,532,791	
국민연금전환금	348,952,900	15,315,118,565	459,021,700	9,382,511,091
부 채 총 계		2,151,363,031,947		1,674,886,503,551
자 본				
I. 자본금		(1,320,000,000,000)		(1,320,000,000,000)
1. 보통주자본금		1,320,000,000,000		1,320,000,000,000
II. 자본잉여금		(693,205,307,985)		(693,205,307,985)
1. 주식발행초과금		693,205,307,985		693,205,307,985
III. 결손금		(-)(586,097,172,414)		(-)(341,984,386,425)
1. 차기이월결손금 (당기순손실: 제5기 : 244,112,785,989원 제4기 : 299,117,830,774원)		(-)(586,097,172,414)		(-)341,984,386,425
IV. 자본조정		(2,221,301,393)		(-)(18,098,182)
1. 주식매입선택권		2,889,915,833		1,801,901,818
2. 투자유가증권평가손실		(-)668,614,440		(-)1,820,000,000
자 본 총 계		1,429,329,436,964		1,671,202,823,378
부 채 와 자 본 총 계		3,580,692,468,911		3,346,089,326,929

손 익 계 산 서

제5기 2001년 1월 1일부터 2001년 12월 31일까지
제4기 2000년 1월 1일부터 2000년 12월 31일까지

하나로통신주식회사 (단위 : 원)

과 목	제 5 기		제 4 기	
I. 영업수익		825,448,608,147		336,187,119,815
1. 전화수익	61,943,613,129		34,156,624,455	
2. 회선설비임대수익	17,275,937,722		9,215,967,443	
3. 초고속인터넷수익	700,872,811,943		284,159,220,239	
4. 기타수익	45,356,245,353		8,655,307,678	
II. 영업비용		990,636,849,892		632,764,176,690
1. 급여	51,224,278,745		44,984,093,247	
2. 퇴직급여	7,373,621,147		4,621,622,689	
3. 복리후생비	13,096,810,960		10,679,315,110	
4. 임차료	1,763,438,256		693,833,675	
5. 접대비	430,034,674		772,529,249	
6. 감가상각비	321,744,502,542		182,373,615,906	
7. 세금과공과	4,014,993,783		2,912,261,123	
8. 광고선전비	39,470,034,469		29,257,964,778	
9. 연구비	-		145,046,300	
10. 경상개발비	6,351,528,330		7,354,048,604	
11. 대손상각비	2,935,525,311		727,305,478	
12. 여비교통비	1,469,555,488		1,780,450,855	
13. 통신비	7,539,393,480		5,711,484,665	
14. 통신설비사용료	106,779,446,222		51,554,856,462	
15. 전파사용료	72,234,390		59,941,960	
16. 수도광열비	13,350,297,733		6,672,551,189	
17. 소모품비	3,167,207,660		12,283,511,934	
18. 수선유지비	51,463,795,199		30,981,972,906	
19. 보험료	1,218,929,074		1,038,479,580	
20. 행사비	191,417,073		5,053,820,991	
21. 상품판매비	46,181,085,571		39,753,086,495	
22. 판매수수료	161,208,123,102		115,925,340,933	

손익계산서-계속

과 목	제 5 기		제 4 기	
23. 도서인쇄비	435,213,113		3,729,096,886	
24. 접속료	68,137,673,146		34,132,111,120	
25. 지급수수료	71,575,256,541		27,453,414,603	
26. 교육훈련비	1,647,548,923		2,164,003,758	
27. 회의비	891,474,590		1,246,418,093	
28. 차량관리비	1,703,584,525		1,362,160,037	
29. 용역비	4,766,562,360		6,880,539,887	
30. 연구출연비	833,283,585		459,298,177	
III. 영업손실		165,188,241,745		296,577,056,875
IV. 영업외수익		48,977,673,746		61,203,662,566
1. 이자수익	26,228,666,087		57,353,547,580	
2. 배당금수익	97,904,976		-	
3. 유가증권처분이익	190,263,905		-	
4. 유가증권평가이익	5,267,619,169		-	
5. 외환차익	6,489,783,208		2,011,378,687	
6. 외화환산이익	528,914,499		139,078	
7. 투자자산처분이익	1,392,787,540		-	
8. 유형자산처분이익	52,087,476		69,218,488	
9. 주식매입선택권환입	-		194,722,222	
10. 통화선도평가이익	2,518,701,838		-	
11. 잡이익	6,210,945,048		1,574,656,511	
V. 영업외비용		127,902,217,990		63,740,167,552
1. 이자비용	110,881,337,942		43,825,291,064	
2. 유가증권처분손실	4,645,165		2,199,590,230	
3. 유가증권평가손실	-		9,681,879,008	
4. 외환차손	4,781,068,761		163,049,024	
5. 외화환산손실	7,031,059,185		7,088,284,876	
6. 기부금	717,407,480		722,690,604	
7. 투자유가증권감액손실	3,593,616,118		-	
8. 유형자산처분손실	803,421,140		37,944,949	
9. 잡손실	89,662,199		21,437,797	

손익계산서-계속

과 목	제 5 기		제 4 기	
VI. 경 상 손 실		244,112,785,989		299,113,561,861
VII. 특 별 손 익		-		-
VIII. 법인세비용차감전순손실		244,112,785,989		299,113,561,861
IX. 법인세비용		-		4,268,913
X. 당기순손실		244,112,785,989		299,117,830,774
(기본주당경상손실 제5기: 925원 제4기: 1,160원 기본주당순손실 제5기: 925원 제4기: 1,160원 희석주당경상손실 제5기: 924원 희석주당순손실 제5기: 924원)				

현 금 흐 름 표

제5기 2001년 1월 1일부터 2001년 12월 31일까지
제4기 2000년 1월 1일부터 2000년 12월 31일까지

하나로통신주식회사 (단위 : 원)

과 목	제 5 기		제 4 기	
I. 영업활동으로 인한 현금흐름		(-)32,783,405,296		(-)128,264,028,945
1. 당기순손실	(-)244,112,785,989		(-)299,117,830,774	
2. 현금의 유출이 없는 비용등의 가산	363,095,976,495		215,995,198,797	
가. 급여(주식보상비용)	1,088,014,015		1,801,901,818	
나. 퇴직급여	8,659,154,744		5,973,586,129	
다. 이자비용(사채발행차금상각분)	7,873,396,582		3,410,818,288	
라. 이자비용(현재가치할인차금상각분)	4,099,601,767		37,203,056	
마. 이자비용(장기미지급이자분)	4,699,730,926		-	
마. 복리후생비	396,892,046		2,178,647,610	
사. 감가상각비	322,310,919,496		182,858,037,395	
아. 대손상각비	2,335,825,311		727,305,478	
자. 유가증권처분손실	4,645,165		2,199,590,230	
차. 유가증권평가손실	-		9,681,879,008	
카. 유형자산처분손실	803,421,140		37,944,949	
타. 외화환산손실	7,031,059,185		7,088,284,876	
파. 투자유가증권감액손실	3,593,616,118		-	
3. 현금의 유입이 없는 수익등의 차감	11,643,881,505		1,939,684,723	
가. 유가증권평가이익	5,267,619,169		-	
나. 유가증권처분이익	190,263,905		-	
다. 이자수익(현재가치할인차금상각분)	2,116,395,446		1,675,744,013	
라. 통화선도평가이익	2,518,701,838		-	
마. 유형자산처분이익	52,087,476		69,218,488	
바. 투자자산처분이익	1,392,787,540		-	
사. 외화환산이익	106,026,131		-	
아. 주식매입선택권환입	-		194,722,222	
4. 영업활동으로 인한 자산·부채의 변동	(-)140,122,714,297		(-)43,201,712,245	
가. 상품의 증가	(-)78,526,598,902		(-)285,347,184,762	
나. 저장품의 감소	-		93,998,000	
다. 매출채권의 증가	(-)53,231,822,871		(-)69,322,267,815	
라. 미수금의 증가	(-)5,358,728,461		(-)44,442,634	
마. 미수수익의 감소(증가)	4,868,487,001		(-)2,372,903,334	
바. 선급금의 감소	9,520,503,030		21,493,464,641	

현금흐름표-계속

과목	제 5 기		제 4 기	
사. 선급비용의 감소(증가)	(-)2,113,557,677		17,240,723,181	
아. 선급법인세의 감소	7,401,426,928		2,751,782,103	
자. 선급부가세의 감소(증가)	13,768,850,995		(-)9,297,188,519	
차. 장기선급비용의 감소	11,941,385,398		3,937,591,667	
카. 매입채무의 증가(감소)	(-)13,930,523,693		54,356,162,710	
타. 선수금의 증가	980,690,669		157,404,163	
파. 예수금의 증가(감소)	(-)541,425,174		2,291,517,986	
하. 예수부가세의 감소	-		(-)5,362,461	
거. 미지급금의 증가(감소)	(-)68,846,690,718		205,476,272,852	
너. 미지급비용의 증가	11,498,958,183		14,616,706,964	
더. 예수보증금의 증가	5,714,158,791		2,486,125,743	
러. 장기예수보증금의 증가	5,872,719,474		-	
머. 선수수익의 증가	15,576,000,000		-	
버. 퇴직금의 지급	(-)2,336,616,070		(-)1,847,831,030	
서. 국민연금전환금의 감소	110,068,800		133,718,300	
II. 투자활동으로 인한 현금흐름		(-)540,331,230,949		(-)1,057,405,647,301
1. 투자활동으로 인한 현금유입액	593,793,776,931		5,348,250,760,410	
가. 유가증권의 처분	629,648,740		2,867,476,959,988	
나. 단기금융상품의 감소	499,640,000,000		2,475,525,254,452	
다. 단기대여금의 회수	760,189,604		658,532,146	
라. 투자유가증권처분	3,708,118,389		-	
마. 장기대여금의 회수	332,258,515		1,683,431,202	
바. 장기금융상품의 감소	27,495,972,852		1,443,843,232	
사. 보증금의 회수	-		1,090,157,050	
아. 토지의 처분	-		27,493,000	
자. 건물의 처분	-		288,651,000	
차. 기계장치의 처분	1,134,002,922		48,629,650	
카. 차량운반구의 처분	49,477,017		-	
타. 기타유형자산의 처분	44,048,892		7,808,690	
2. 투자활동으로 인한 현금유출액	1,074,124,947,880		6,405,656,407,711	
가. 단기금융상품의 증가	465,240,000,000		2,114,649,078,665	
나. 유가증권의 취득	30,444,030,000		2,575,762,111,693	
다. 단기대여금의 증가	-		153,443,988	
라. 투자유가증권의 취득	56,717,865,720		47,193,803,312	
마. 장기금융상품의 증가	196,691,080		26,658,631,049	

현금흐름표-계속

과 목	제 5 기		제 4 기	
바. 장기대여금의 증가	1,750,312,519		8,029,524,228	
사. 보증금의 증가	3,718,329,005		26,731,062,745	
아. 토지의 취득	23,792,489,937		72,290,622,810	
자. 건물의 취득	8,754,218,599		112,309,415,243	
차. 건물장비의 취득	-		4,262,469	
카. 기계장치의 취득	257,695,735,957		742,783,954,640	
타. 차량운반구의 취득	59,578,910		303,481,688	
파. 기타유형자산의 취득	2,165,902,861		18,378,792,830	
하. 건설중인자산의 증가	211,438,904,777		621,858,399,226	
거. 미착자산의 증가	900,532,060		15,657,918,616	
너. 영업권의 취득	-		220,000,000	
더. 차지권의 취득	78,000,000		-	
러. 선로이용권의 취득	1,516,892,124		12,757,734,080	
머. 개발비의 발생	9,655,464,331		9,914,170,429	
III. 재무활동으로 인한 현금흐름		490,612,271,061		1,461,405,002,118
1. 재무활동으로 인한 현금유입액	742,182,725,805		1,464,460,310,400	
가. 단기차입금의 차입	55,000,000,000		104,920,448,653	
나. 장기차입금의 차입	437,829,000,000		79,393,999,998	
다. 리스채무의 증가	43,406,950,280		69,110,816,681	
라. 사채의 발행	205,946,775,525		812,237,567,490	
마. 보통주의 발행	-		398,797,477,578	
2. 재무활동으로 인한 현금유출액	251,570,454,744		3,055,308,282	
가. 단기차입금의 상환	105,000,000,000		-	
나. 장기차입금의 상환	146,570,454,744		3,055,308,282	
IV. 현금의 증가(감소) (I+II+III)		(-)82,502,365,184		275,735,325,872
V. 기초의 현금		357,039,613,728		81,304,287,856
VI. 기말의 현금		274,537,248,544		357,039,613,728

HANARO TELECOM, INC.

NON-CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000

HANARO TELECOM, INC.

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000

ASSETS	Korean Won		Translation into U.S. Dollars (Note 1)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
CURRENT ASSETS:				
Cash and cash equivalents	₩ 274,537	₩ 357,040	$ 209,012	$ 271,823
Short-term financial instruments	105,800	140,200	80,548	106,738
Marketable securities	50,586	15,318	38,512	11,662
Trade receivables, net of allowance for doubtful accounts of ₩3,358 million in 2001 and ₩822 million in 2000	130,677	77,981	99,488	59,369
Short-term loans, net of discount on present value of ₩444 million in 2001 and ₩18 million in 2000	10,702	743	8,148	565
Accounts receivable-other, net of discount on present value of ₩37 million in 2000	5,944	1,050	4,525	800
Accrued income	3,137	8,006	2,389	6,095
Prepaid expenses	30,797	28,684	23,447	21,838
Prepaid income taxes	5,280	12,682	4,020	9,655
Advance payments	2,586	12,107	1,969	9,217
Forward exchange contracts	2,519	-	1,918	-
Inventories	14,302	30,601	10,888	23,297
Other current assets	5,905	19,673	4,49[illegible]	14,978
	642,772	704,085	489,360	536,037
NON-CURRENT ASSETS:				
Long-term financial instruments	1,140	28,439	868	21,652
Investment securities	101,748	49,788	77,463	37,905
Long-term accounts receivable-other, net of discount on present value of ₩175 million in 2000	-	829	-	631
Long-term loans, net of discount on present value of ₩3,600 million in 2001 and ₩5,534 million in 2000	13,637	21,431	10,382	16,316
Key-money deposits	65,959	60,734	50,216	46,238
Long-term prepaid expenses	20,951	32,892	15,950	25,041
Property and equipment, net	2,718,361	2,427,970	2,069,555	1,848,474
Intangibles	16,124	19,921	12,276	15,166
	2,937,920	2,642,004	2,236,710	2,011,423
Total Assets	₩ 3,580,692	₩ 3,346,089	₩ 2,726,070	₩ 2,547,460

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2001 AND 2000

LIABILITIES AND SHAREHOLDERS' EQUITY	Korean Won 2001	Korean Won 2000	Translation into U.S. Dollars (Note 1) 2001	Translation into U.S. Dollars (Note 1) 2000
	(In millions)		(In thousands)	
CURRENT LIABILITIES:				
Trade payables	₩ 103,477	₩ 117,408	$ 78,780	$ 89,385
Short-term borrowings	55,000	105,000	41,873	79,939
Other accounts payable	338,552	407,398	257,748	310,163
Current maturities of long-term debt, net of discount on debentures of ₩506 million in 2001 and ₩34 million in 2000, and discount on present value of ₩18,382 million in 2001	347,028	86,536	264,201	65,882
Accrued expenses	30,658	19,159	23,341	14,587
Withholdings	4,238	4,779	3,226	3,638
Other current liabilities	25,863	3,581	19,690	2,727
	904,816	743,861	688,859	566,321
LONG-TERM LIABILITIES:				
Long-term debt, net of current portion and discount on present value	353,663	100,522	269,252	76,529
Debentures, net of current portion and discount on debentures	814,189	771,933	619,862	587,692
Long-term obligation under capital leases, net of current portion	57,508	49,187	43,782	37,447
Accrued severance indemnities, net of payments to National Pension of ₩349 million in 2001 and ₩459 million in 2000	15,315	9,383	11,660	7,143
Other long-term liabilities	5,	-	4,471	-
	1,246,547	931,025	949,027	708,811
Total Liabilities	2,151,363	1,674,886	1,637,886	1,275,132
SHAREHOLDERS' EQUITY:				
Capital stock	1,320,000	1,320,000	1,004,949	1,004,949
Paid-in capital in excess of par value	693,205	693,205	527,754	527,754
Accumulated deficit (net loss of ₩244,113 million in 2001 and ₩299,118 million in 2000)	(586,097)	(341,984)	(446,210)	(260,361)
Capital adjustments:				
Stock compensation	2,890	1,802	2,200	1,372
Valuation loss on investments, net	(669)	(1,820)	(509)	(1,386)
Total Shareholders' Equity	1,429,329	1,671,203	1,088,184	1,272,328
Total Liabilities and Shareholders' Equity	₩ 3,580,692	₩ 3,346,089	$ 2,726,070	$ 2,547,460

Note1) Balance Sheets have been converted for reader convenience at the exchange rate of US$ = 1,313.5, which is the "Korea Exchange Bank closing standard rate" on December 31, 2001.

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 1)	
	2001	2000	2001	2000
	(In millions, except per share amount)		(In thousands, except per share amount)	
OPERATING REVENUE	₩ 825,449	₩ 336,187	$ 628,434	$ 255,948
OPERATING EXPENSES	990,637	632,764	754,196	481,739
OPERATING LOSS	(165,188)	(296,577)	(125,762)	(225,791)
NON-OPERATING INCOME:				
Interest income	26,228	57,354	19,968	43,664
Gain on valuation of marketable securities	5,268	-	4,010	-
Gains on disposal of investments	1,393	-	1,060	-
Gain on foreign currency transactions	6,490	2,011	4,941	1,531
Gain on foreign currency translation	529	-	403	-
Gain on valuation of forward exchange contract (Note 15)	2,519	-	1,918	-
Reversal of stock compensation expenses	-	195	-	148
Other	6,550	1,644	4,989	1,252
	48,977	61,204	37,289	46,595
NON-OPERATING EXPENSES:				
Interest expense	110,881	43,825	84,417	33,365
Loss on foreign currency transactions	4,781	163	3,640	124
Loss on foreign currency translation	7,031	7,088	5,353	5,396
Loss on valuation of marketable securities	-	9,682	-	7,371
Impairment loss on investment securities	3,594	-	2,736	-
Donations	717	723	546	550
Other	898	2,260	684	1,721
	127,902	63,741	97,376	48,527
ORDINARY LOSS	(244,113)	(299,114)	(185,849)	(227,723)
EXTRAORDINARY ITEMS	-	-	-	-
LOSS BEFORE INCOME TAXES	(244,113)	(299,114)	(185,849)	(227,723)
INCOME TAX EXPENSE	-	(4)	-	(3)
NET LOSS	₩ (244,113)	₩ (299,118)	$ (185,849)	$ (227,726)
ORDINARY LOSS PER SHARE	₩ (925)	₩ (1,160)	$ (0.70)	$ (0.88)
NET LOSS PER SHARE	₩ (925)	W (1,160)	$ (0.70)	$ (0.88)
DILUTED ORDINARY LOSS PER SHARE	₩ (924)	₩ -	$ (0.70)	$ -
DILUTED NET LOSS PER SHARE	₩ (924)	W -	$ (0.70)	$ -

Note1) Statements of Operations have been converted for reader convenience at the exchange rate of US$ = 1,313.5, which is the "Korea Exchange Bank closing standard rate" on December 31, 2001.

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 1)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	₩ (244,113)	₩ (299,118)	$ (185,849)	$ (227,726)
Addition of expenses not involving cash outflows:				
Stock compensation expense	1,088	1,802	828	1,372
Provision for severance indemnities	8,659	5,974	6,592	4,548
Amortization of discount on debentures	7,873	3,411	5,994	2,596
Amortization of present value discount	4,100	37	3,121	28
Recognition of long-term accrued interest	4,700	-	3,578	-
Employee fringe benefits	396	2,179	302	1,659
Depreciation	322,311	182,858	245,383	139,214
Loss on foreign currency translation	7,031	7,088	5,353	5,396
Provision for doubtful accounts	2,536	727	1,931	554
Loss on disposal of marketable securities	5	2,200	4	1,675
Loss on valuation of marketable securities	-	9,682	-	7,371
Loss on disposal of property and equipment	803	38	612	29
Impairment loss on investment securities	3,594	-	2,736	-
	363,096	215,996	276,434	164,442
Deduction of revenues not involving cash inflows:				
Gain on valuation of marketable securities	5,268	-	4,010	-
Gain on disposal of marketable securities	190	-	145	-
Amortization of present value discount	2,116	1,675	1,611	1,276
Gain on valuation of forward exchange contract	2,519	-	1,918	-
Gain on disposal of property and equipment	52	69	40	53
Gain on disposal of investments	1,393	-	1,060	-
Gain on foreign currency translation	106	-	80	-
Reversal of stock compensation expense	-	195	-	148
	11,644	1,939	8,864	1,477
Changes in assets and liabilities resulting from operations:				
Increase in trade receivables	(55,232)	(69,322)	(42,049)	(52,777)
Increase in accounts receivable-other	(5,358)	(44)	(4,079)	(34)
Decrease (Increase) in accrued income	4,869	(2,373)	3,706	(1,807)
Decrease (Increase) in prepaid expenses	(2,113)	17,241	(1,609)	13,126
Decrease in prepaid income taxes	7,402	2,752	5,635	2,095
Decrease in advance payments	9,521	21,493	7,248	16,364
Increase in inventories	(78,528)	(285,253)	(59,784)	(217,171)
Decrease (Increase) in other current assets	13,768	(9,297)	10,482	(7,078)
Decrease in long-term prepaid expenses	11,941	3,938	9,091	2,998
Increase (Decrease) in trade payables	(13,931)	54,356	(10,605)	41,383

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	Korean Won		Translation into U.S. Dollars (Note 1)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
Changes in assets and liabilities resulting from operations:				
Increase (Decrease) in other accounts payable	W (68,846)	₩ 205,476	$ (52,415)	$ 156,434
Increase in accrued expenses	11,499	14,617	8,754	11,128
Increase (Decrease) in withholdings	(541)	2,292	(412)	1,745
Increase in other current liabilities	22,282	2,637	16,963	2,009
Increase in other long-term liabilities	5,872	-	4,471	-
Decrease in payments to National Pension	110	134	84	102
Payments of severance indemnities	(2,837)	(1,848)	(2,160)	(1,407)
	(140,122)	(43,201)	(106,679)	(32,890)
Net cash flows used in operating activities	(32,783)	(128,262)	(24,958)	(97,651)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Proceeds from disposal of marketable securities	629	2,867,477	479	2,183,081
Collection of short-term financial instruments	499,640	2,475,525	380,388	1,884,679
Redemption of short-term loans	760	658	579	501
Redemption of long-term loans	332	1,683	253	1,282
Proceeds from disposal of investment securities	3,708	-	2,823	-
Withdrawal of long-term financial instruments	27,496	1,444	20,933	1,099
Refund of key-money deposits	-	1,090	-	830
Proceeds from disposal of property and equipment	1,228	373	935	284
Increase in short-term financial instruments	(465,240)	(2,114,649)	(354,199)	(1,609,935)
Purchase of marketable securities	(30,444)	(2,575,762)	(23,178)	(1,960,991)
Increase in short-term loans	-	(153)	-	(117)
Purchase of investment securities	(56,718)	(47,194)	(43,180)	(35,930)
Increase in long-term financial instruments	(197)	(26,659)	(150)	(20,296)
Increase in long-term loans	(1,751)	(8,030)	(1,332)	(6,113)
Payment of key-money deposits	(3,718)	(26,731)	(2,831)	(20,351)
Acquisition of property and equipment	(504,807)	(1,583,587)	(384,323)	(1,205,624)
Increase in intangibles	(11,250)	(22,892)	(8,565)	(17,428)
Net cash flows used in investing activities	(540,332)	(1,057,407)	(411,368)	(805,029)

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 1)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from short-term borrowings	₩ 55,000	₩ 104,920	$ 41,873	$ 79,878
Proceeds from long-term debt	437,829	79,394	333,330	60,445
Proceeds from long-term obligation under capital leases	43,407	69,111	33,047	52,616
Proceed from issuance of debentures	205,947	812,238	156,792	618,377
Proceeds from issuance of common stock	-	398,797	-	303,614
Repayment of short-term borrowings	(105,000)	-	(79,939)	-
Repayment of long-term debt	(146,571)	(3,055)	(111,588)	(2,326)
Net cash flows provided by financing activities	490,612	1,461,405	373,515	1,112,604
NET INCREASE (DECREASE) IN CASH	(82,503)	275,736	(62,811)	209,924
CASH, BEGINNING OF YEAR	357,040	81,304	271,823	61,899
CASH, END OF YEAR	₩ 274,537	₩ 357,040	$ 209,012	$ 271,823

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Korean Won		Translation into U.S. Dollars (Note 1)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
TRANSACTIONS NOT INVOLVING CASH:				
Transfer of long-term loans to current portion	₩ 10,702	₩ 589	$ 8,148	$ 449
Transfer of long-term accounts receivable to current portion	-	465	-	354
Transfer of accounts receivable-other to key-money deposits	501	-	382	-
Transfer of long-term accounts receivable to key-money deposits	1,006	-	765	-
Transfer of inventories to prepaid expenses	-	41,287	-	31,433
Transfer of inventories to long-term prepaid expenses	-	29,398	-	22,381
Transfer of inventories to property and equipment	94,826	204,592	72,193	155,761
Transfer of property and equipment to inventories	-	12,923	-	9,839
Transfer of debentures to current portion	180,994	43,715	137,795	33,281
Transfer of long-term debt to current portion	130,385	21,117	99,265	16,077
Transfer of long-term obligation under capital lease to current portion	35,650	21,703	27,142	16,523
Transfer of depreciation to property and equipment	-	393	-	300
Recognition of gain on valuation of investment securities as capital adjustments	1,151	-	877	-
Recognition of loss on valuation of investment securities as capital adjustments	-	1,820	-	1,386

Note1) Statements of Cash flows have been converted for reader convenience at the exchange rate of US$ = 1,313.5, which is the "Korea Exchange Bank closing standard rate" on December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: March 7, 2002

By: Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director